UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westway Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96169B 100

(CUSIP Number)

John E. Toffolon, Jr.

c/o Cowen & Company

1221 Avenue of the Americas

New York, New York 10020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John E. Toffolon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,000
	8	SHARED VOTING POWER 1,028,750
	9	SOLE DISPOSITIVE POWER 101,000
	10	SHARED DISPOSITIVE POWER 1,028,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barbara L. Toffolon, Co-Trustee of the John E. Toffolon, Jr. Residuary Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Mrs. Toffolon acts through her authorized agent and attorney-in-fact, John E. Toffolon, Jr., including with respect to actions taken in her capacity as co-trustee of the John E. Toffolon, Jr. Residuary Trust, pursuant to and to the extent permitted by the Durable General Power of Attorney that was executed by her on January 10, 2005.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock of Westway Group, Inc. (the “Issuer”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive office of the Issuer is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2. Identity and Background

(a)

This statement is being filed jointly by John E. Toffolon, Jr. (“Mr. Toffolon”) and Barbara L. Toffolon (“Mrs. Toffolon”), as co-trustee of the John E. Toffolon, Jr. Residuary Trust (the “Trust”), pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. Mr. Toffolon and Mrs. Toffolon are collectively referred to herein as the “Reporting Persons.”

(b)	Mr. Toffolon’s business address is c/o Cowen & Company, 1221 Avenue of the Americas, New York, New York 10020.

Mrs. Toffolon’s address is 349 Pondfield Road, Bronxville, New York 10708.

The address of the Trust is c/o BNY Mellon, N.A., 200 Park Avenue, New York, New York 10166.

(c)

Mr. Toffolon currently serves as Lead Director, Chairman of the Audit Committee and a member of the Compensation Committee of Cowen Group, Inc., a financial services company. The address of Cowen Group, Inc. is 1221 Avenue of the Americas, New York, New York 10020. Mr. Toffolon also currently serves as a Director, Chairman of the Audit Committee and a member of the Compensation and Nominating Committees of the Issuer.

Mrs. Toffolon is not currently employed.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Toffolon and Mrs. Toffolon are both citizens of the United States of America.

The Trust is organized under the laws of the State of Connecticut.

Item 3. Source and Amount of Funds or Other Consideration

In August 2006, Mr. Toffolon was granted 28,750 shares of the Issuer’s Common Stock by the Issuer, for his service as an independent outside director of the Issuer. These shares are jointly held by Mr. Toffolon and his wife.

In May 2007, funds of the Trust were used to purchase 1,000,000 warrants exercisable for Common Stock of the Issuer from the Issuer, in connection with the Issuer’s initial public offering. The warrants are designated as “Founder Warrants,” as defined in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2010. At that same time, Mr. Toffolon’s IRA account was used to purchase an additional 100,000 Founder Warrants from the Issuer, which Founder Warrants continue to be held in Mr. Toffolon’s IRA account.

In May 2009, the number of outstanding shares of Common Stock of the Issuer decreased as a result of the conversion, cancellation and repurchase of various amounts of such shares, and the Common Stock of the Issuer was redesignated Class A Common Stock. This decrease caused the Reporting Persons to become beneficial owners of more than 5% of the outstanding shares of Class A Common Stock.

In February 2010, Mr. Toffolon acquired 25,400 shares in a distribution from Shermen WSC Holding LLC to its members, including Mr. Toffolon. The shares were distributed on a pro rata basis to all members in accordance with their respective membership interests for no consideration. These shares had previously been reported as being indirectly beneficially owned by Mr. Toffolon. Mr. Toffolon sold 24,400 of the 25,400 shares in May 2010. (See subsection (1)(c) of Item 5 of this Schedule 13D.)

Item 4. Purpose of Transaction

The shares covered by this statement are being held by the Reporting Persons solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

All percentages of the Issuer’s Class A Common Stock reported in this Schedule 13D as beneficially owned by each Reporting Person (i) are based on 13,952,033 shares of the Issuer’s Class A Common Stock outstanding as of May 3, 2010, as reported by the Issuer in its proxy statement filed with the SEC on May 18, 2010 and (ii) are computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(1)	John E. Toffolon, Jr.

(a)

As of the date of this Schedule 13D, Mr. Toffolon may be deemed to be the beneficial owner of an aggregate of 1,129,750 shares of the Issuer’s Class A Common Stock, which shares represent approximately 7.5% of the Issuer’s Class A Common Stock outstanding (or deemed outstanding) as reported in publicly available information, and consist of the following:

(i)	1,000 shares with respect to which Mr. Toffolon is the direct beneficial owner;

(ii)	28,750 shares with respect to which Mr. Toffolon and his wife, Joan Toffolon, share direct beneficial ownership;

(iii)	100,000 shares issuable upon the exercise of Founder Warrants that are exercisable within 60 days, with respect to which Mr. Toffolon is the direct beneficial owner; and

(iv)	1,000,000 shares issuable upon the exercise of Founder Warrants that are exercisable within 60 days, with respect to which Mr. Toffolon is the indirect beneficial owner.

The share ownership data above does not include 50,800 shares of the Issuer’s Class A Common Stock currently held in escrow for and owned by Shermen WSC Holding LLC, of which Mr. Toffolon is a member, to be released from escrow to Shermen WSC Holding LLC upon the achievement by the Issuer of certain earnings or stock price-related performance targets pursuant to a stock escrow agreement dated as of May 28, 2009. These 50,800 shares represent the portion of the shares of Class A Common Stock held in escrow for Shermen WSC Holding that are allocated to Mr. Toffolon’s capital account. Mr. Toffolon does not have voting or dispositive power over these 50,800 shares and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(b) (i)

Mr. Toffolon has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of (1) 1,000 shares of Class A Common Stock that are currently issued and outstanding and (2) and 100,000 shares of Class A Common Stock issuable upon the exercise of Founder Warrants that are exercisable within 60 days.

(ii)

Mr. Toffolon shares the power to vote or direct the vote of and to dispose or direct the disposition of 28,750 shares with his wife, Joan Toffolon. Joan Toffolon’s residential address is 349 Pondfield Road, Bronxville, New York 10708. Joan Toffolon (1) is not currently employed; (2) has not, within the last 5 years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding; and (3) is a citizen of the United States of America.

(iii)

Mr. Toffolon, as agent and attorney-in-fact for Mrs. Toffolon, shares the power to vote or direct the vote of and to dispose or direct the disposition of 1,000,000 shares issuable upon the exercise of Founder Warrants that are exercisable within 60 days with Mrs. Toffolon, co-trustee of the Trust, with BNY Mellon, N.A. (“BNY”), co-trustee of the Trust and with The Bank of New York Mellon Corporation (the “Bank”), as parent holding company of BNY.

The address of BNY is 200 Park Avenue, New York, New York 10166. Mr. Toffolon has no knowledge of any proceedings involving BNY that would require a response to Item 2(d) or (e). BNY is a National Banking Association.

The address of the Bank is One Wall Street, New York, New York 10286. Mr. Toffolon has no knowledge of any proceedings involving the Bank that would require a response to Item 2(d) or (e). The Bank is a New York corporation.

(c)	The following transactions in Class A Common Stock were effected by Mr. Toffolon in the open market during the 60 days preceding the date of this Schedule 13D:

(i)	On May 14, 2010, Mr. Toffolon sold 900 shares of Class A Common Stock for $3.8567 per share;

(ii)	On May 18, 2010, Mr. Toffolon sold 10,120 shares of Class A Common Stock for $3.8011 per share;

(iii)	On May 20, 2010, Mr. Toffolon sold 4,326 shares of Class A Common Stock for $3.7502 per share;

(iv)	On May 21, 2010, Mr. Toffolon sold 120 shares of Class A Common Stock for $3.65 per share;

(v)	On May 24, Mr. Toffolon sold 5,141 shares of Class A Common Stock for $3.75 per share; and

(vi)	On May 27, 2010, Mr. Toffolon sold 3,793 shares of Class A Common Stock for $3.75 per share.

(d)

Mr. Toffolon’s wife, Joan Toffolon, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 28,750 shares of Class A Common Stock of the Issuer of which she is the joint owner. The Trust has the right to receive the proceeds from the sale of the 1,000,000 Founder Warrants that are currently held in the Trust.

(e)	Not applicable.

(2)	Barbara L. Toffolon, Co-Trustee of the Trust

(a)

As of the date of this Schedule 13D, Mrs. Toffolon, as co-trustee of the Trust, may be deemed to be the direct beneficial owner of 1,000,000 shares of the Issuer’s Class A Common Stock issuable upon the exercise of Founder Warrants that are exercisable within 60 days, which shares represent approximately 6.7% of the Issuer’s Class A Common Stock outstanding (or deemed outstanding) as reported in publicly available information.

(b)

Mrs. Toffolon, as co-trustee of the Trust, shares the power to vote or to direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer’s Class A Common Stock issuable upon the exercise of Founder Warrants that are exercisable within 60 days with Mr. Toffolon, as agent and attorney-in-fact for Mrs. Toffolon, with BNY, co-trustee of the Trust and with the Bank, as parent holding company of BNY.

Mrs. Toffolon has no knowledge of any proceedings involving BNY or the Bank that would require a response to Item 2(d) or (e).

(c)	Not applicable.

(d)	The Trust has the right to receive the proceeds from the sale of the 1,000,000 Founder Warrants that are currently held in the Trust.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Toffolon is the duly authorized agent and attorney-in-fact for Mrs. Toffolon, co-trustee of the Trust, pursuant to the Durable General Power of Attorney dated January 10, 2005, which grants Mr. Toffolon broad authority to act on behalf of Mrs. Toffolon. Mr. Toffolon is also a party to that certain Registration Rights Agreement, dated May 30, 2007, which provides Mr. Toffolon and certain other investors who are parties thereto with certain rights relating to the registration of shares of Common Stock (which later became Class A Common Stock) of the Issuer held by them. Other than the Power of Attorney and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

1.	Joint Filing Agreement dated June 18, 2010, by and between the Reporting Persons.

2.	Durable General Power of Attorney granted to John E. Toffolon, Jr. by Barbara L. Toffolon, dated January 10, 2005.

3.

Registration Rights Agreement by and among Shermen WSC Acquisition Corp. (n/k/a Westway Group, Inc.), Shermen Acquisition Holding LLC, John E. Toffolon, Jr., Joseph F. Prochaska and Donald D. Pottinger, dated as of May 30, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2010	/s/ John E. Toffolon, Jr.
John E. Toffolon, Jr.

/s/ John E. Toffolon, Jr.
John E. Toffolon, Jr., as Agent and Attorney-In-Fact for Barbara L. Toffolon, Co-Trustee of the John E. Toffolon, Jr. Residuary Trust